UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Check One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan for Bargaining
Unit Employees
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
May 30, 2006

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$2,885,222	$2,235,875
Participant loans	102,374	109,324

Total investments	2,987,596	2,345,199

RECEIVABLES:
Employee contributions	13,634	10,803

Total receivables	13,634	10,803

NET ASSETS AVAILABLE FOR BENEFITS	$3,001,230	$2,356,002

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Employee contributions	$702,837

Net investment gain from the Master Trust (Note 3)	161,804
Participant loan interest	5,902
Plan transfers	29,252

Total additions	899,795

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	254,567

Total deductions	254,567

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	645,228

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,356,002

End of year	$3,001,230

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management Holdings, Inc., (“Waste Management”), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of Waste Management, Inc. (“WMI” or the “Company”), the parent of Waste Management, has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of all benefit plans of WMI and its subsidiaries, including the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet LLC (“CitiStreet”), an affiliate of State Street, serves as record keeper.
Eligibility
Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.
Employees who are ineligible to participate in the Plan consist of (a) leased employees, (b) individuals providing services to Waste Management as independent contractors, (c) certain nonresident aliens who have no earned income from sources within the United States of America and (d) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.
Contributions
Effective January 1, 2005, participants may contribute from 1 percent to 25 percent of their pre-tax compensation, as defined by the Plan (“Employee Contribution”), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Plan does not provide for contributions by Waste Management.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Investment Options
The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options). Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contribution and Rollover Contribution accounts plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution and Rollover Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Plan.
During 2005, certain participants’ account balances totaling approximately $29,000 were transferred from the Waste Management Retirement Savings Plan (the “Non-Union Plan”) to the Plan as a result of a change in the participants’ union membership status.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months after receiving the hardship distribution.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over a period not to exceed 54 months.
Administrative Expenses
Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Plan level administrative expenses, which include primarily recordkeeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2005, the Company elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits paid to participants are recorded when paid.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for and recognition of plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, which cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, management must exercise significant judgment. Actual results could differ from those estimates.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses), which can be specifically identified, and by allocating among all plans, in

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investment in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Non-Union Plan. As of December 31, 2005 and 2004, the Plan’s beneficial interest in the net assets of the Master Trust was .25% and .21%, respectively.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
3. Plan Interest in the Master Trust (continued)
The net assets of the Master Trust consist of the following:

	December 31
	2005	2004
Assets-
Investments, at fair value-
Common collective trust funds	$1,031,764,628	$952,914,406
Short-term investments	2,060,205	10,111,033
Corporate stocks	8,856,730	10,531,517
Waste Management, Inc. common stock	97,263,653	98,185,160
Convertible notes	—	1,084,133
Mutual funds	11,526,233	9,277,001
Other	366,109	75,098

Total investments	1,151,837,558	1,082,178,348

Securities sold receivable	296,094	290,675
Interest receivable	1,100,499	924,635
Cash, non-interest bearing	25,188	101,941

Total assets	1,153,259,339	1,083,495,599

Liabilities-
Administrative fees payable	1,119,106	899,646
Securities purchased payable	—	136,772

Total liabilities	1,119,106	1,036,418

Total net assets	$1,152,140,233	$1,082,459,181

Non-Union Plan interest	$1,149,255,011	$1,080,223,306
Plan interest	2,885,222	2,235,875

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements (continued)
3. Plan Interest in the Master Trust (continued)
Income or loss from investments held in the Master Trust for the year ended December 31, 2005, was as follows:

Interest	$11,384,159
Dividends	550,004
Dividends — Waste Management, Inc. common stock	2,656,299
Other income	142,113
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	50,468,392
Corporate stocks	(1,700,322)
Waste Management, Inc. common stock	1,642,295
Convertible notes	37,867
Other	381,216
Mutual funds	368,852

Total net appreciation in fair value of investments	51,198,300

Total investment gain	65,930,875

Administrative fees	(4,753,044)

Net gain	$61,177,831

Non-Union Plan interest in net investment gain from the Master Trust	$61,016,027
Plan interest in investment gain from the Master Trust	161,804
4. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated November 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Plan Termination
Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Company has the right to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedule

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 36-2660763 PN: 007
December 31, 2005

Identity of Issue	Description of Investment	Current Value

*Participant Loans	Various maturity dates with interest rates ranging from 5.0% to 8.0%	$102,374

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

	By:	/s/ Krista DelSota

Krista DelSota
Vice President, Compensation and Benefits
Waste Management, Inc.
Member, Administrative Committee of the
Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm